EXHIBIT 11
F&M NATIONAL CORPORATION AND SUBSIDIARIES
COMPUTATIONS OF WEIGHTED AVERAGE SHARES
OUTSTANDING AND EARNINGS PER SHARE - 1997
(in thousands, except per share amounts)

Basic EPS:

     1997 Weighted average shares outstanding (1)                        20,235

     Net income - 1997                                               $   31,115

     Earnings per share, basic - 1997                                $     1.54

Diluted EPS:

     1997 Weighted average shares outstanding (1)                        20,235

          Effect of dilutive securities                                     163

     1997 Weighted average shares outstanding, assuming dilution         20,398

     Net income - 1997                                               $   31,115

     Earnings per share, assuming dilution - 1997                    $     1.53


(1) Weighted average shares outstanding is based on a daily average.

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